Exhibit 99.1

ORIGIN AGRITECH

ANNOUNCES ENGAGING A NEW CHIEF FINANCIAL OFFICER

DES MOINES, Iowa, October 6, 2017 /PRNewswire/ -- Origin Agritech Ltd. (NASDAQ: SEED) (“the Company” or “Origin”) an agricultural biotechnology trait and corn seed provider, today announced that Ms. ZHOU Xin, an executive with more than 20 years’ experience in finance and accounting, strategic financial planning and budgeting, product licensing and fiscal reporting, project funding and investor relations has been promoted and named Origin’s CFO, on October 2, 2017. Ms. ZHOU has most recently spent seven years with Monsanto China and will be based in Beijing. Ms. ZHOU will work closely with the management team and board of directors to realize the growth initiatives established for the Company. The rapidly modernizing US$5-6 billion seed and biotech opportunity in China requires that greater emphasis and resources be placed on building a strong China based team closer to key strategic partners and the market.

Shashank Aurora who served the Company as CFO since May of 2016, has resigned as the Chief Financial Officer to pursue new opportunities. Mr. Aurora is expected to remain with Origin as a financial and strategic consultant during a transition period. We thank Mr. Aurora for his significant contributions in upgrading the Origin business operating and budgeting processes, financial reporting and the structural changes made to the novel technology business model.

Today’s leadership announcement is part of Origin’s continued evolution and effort to focus its activities and growth on the new technology and germplasm licensing model to be first launched in China and expanded more broadly in the coming years. Origin occupies a leading position today in the China commercial corn seed market, advanced corn breeding industry and biotechnology trait development domain through proprietary investments and strategic collaborations and partnerships over the past 20 years.

About Origin Agritech Ltd.

Origin Agritech Limited, founded in 1997 and headquartered in Zhong-Guan-Cun (ZGC) Life Science Park in Beijing, is China’s leading agricultural biotechnology company, specializing in crop seed breeding and genetic improvement, seed production, processing, distribution, and related technical services. Leading the development of crop seed biotechnologies, Origin Agritech’s phytase corn was the first transgenic corn to receive the Bio-Safety Certificate from China’s Ministry of Agriculture. Over the years, Origin has established a robust biotechnology seed pipeline including products with glyphosate tolerance and pest resistance (Bt) traits. Origin operates production centers, processing centers and breeding stations nationwide with sales centers located in key crop-planting regions. Product lines are vertically integrated for corn, rice and canola seeds. For further information, please visit the Company’s website at: http://www.originseed.com.cn or http://www.originseed.com.cn/en/.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. Forward-looking statements are not guarantees of future performance and are based on certain assumptions and expectations of future events which may not be realized. Forward-looking statements also involve risks and uncertainties, many of which are beyond the company’s control. Some of the important factors that could cause the company’s actual results to differ materially from those projected in any such forward-looking statements are: failure to develop and market new products and optimally manage product life cycles; ability to respond to market acceptance for our seed products; rules, regulations and policies affecting products based on biotechnology; outcome of significant litigation and environmental matters, including realization of associated indemnification assets, if any; failure to appropriately manage process safety and product stewardship issues; changes in laws and regulations or political conditions; global economic and capital markets conditions, such as inflation, interest and currency exchange rates; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns which could affect products for the agriculture industry; and ability to protect and enforce the company’s intellectual property rights. The company undertakes no duty to publicly revise or update any forward-looking statements as a result of future developments, or new information or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.